March 2, 2015

Via EDGAR and email

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Rock Creek Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on February 23, 2015
File No. 000-15324

Dear Mr. Riedler:

Rock Creek Pharmaceuticals, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 26, 2015 with respect to the above-referenced filing, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ROCK CREEK PHARMACEUTICALS, INC.

/s/ Michael J. Mullan
Michael J. Mullan, Chief Executive Officer